[Letterhead of Sutherland Asbill & Brennan LLP]

September 18, 2013

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.
Amendment No. 3 to the Registration Statement on Form N-2
Filed on September 17, 2013

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on September 17, 2013, with respect to Amendment No. 3 of the Fund’s registration statement on Form N-2, filed with the Commission on September 17, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Fund’s responses. The revisions to the Prospectus referenced in the below responses are set forth in the marked page of the Registration Statement attached hereto. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.	Please revise the “Use of Proceeds” section of the Prospectus to disclose the estimated amount of the underwriting discounts and commissions (sales load) and the estimated offering expenses.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Please explain to the Staff on a supplemental basis the amount of assets that each of Fund I and Fund III Parent will have remaining compared to the amount of assets that the Fund will acquire from each of Fund I and Fund III Parent through the Formation Transactions.

The Fund advises the Staff on a supplemental basis that after the Formation Transactions, Fund I is expected to have approximately $0.6 million of assets remaining as of the anticipated date of the Formation Transactions. The assets that the Fund will acquire from Fund I are valued

Edward P. Bartz, Esq.

September 18, 2013

at approximately $7.2 million as of the anticipated date of the Formation Transactions. In addition, after the Formation Transactions, Fund III Parent will have approximately $12.0 million of assets remaining and approximately $10.5 million of capital to be called from its limited partners as of the anticipated date of the Formation Transactions. The assets that the Fund will acquire from Fund III Parent are valued at approximately $5.3 million as of the anticipated date of the Formation Transactions.

3.	Please explain what, if any, historical financial statements are available for Fund I, Florida Sidecar Fund and/or Fund III Parent.

The Fund advises the Staff on a supplemental basis that: (i) Fund I has non-GAAP (statutory) audited financial statements as of December 31, 2012 and an internal unaudited balance sheet and investment schedule as of June 30, 2013; (ii) Florida Sidecar Fund has audited financial statements prepared in accordance with GAAP as of December 31, 2012 and an internal unaudited balance sheet and investment schedule as of June 30, 2013; and (iii) Fund III Parent does not have any stand-alone financial statements, given that its principal asset is Fund III.

4.	Please advise the Staff on a supplemental basis as to the number of limited partners in Fund III Parent and explain to the Staff whether Fund III Parent is able to rely on the exemption from registration under Section 3(c)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund advises the Staff on a supplemental basis that Fund III Parent currently has a total of 101 limited partners, of which nine represent “knowledgeable employees” as such term is defined under Rule 3c-5 of the 1940 Act. As a result, the Fund believes that Fund III Parent is able to rely on the exemption from registration set forth under Section 3(c)(1) of the 1940 Act because it has less than 99 limited partners that it believes would not qualify as “knowledgeable employees.” The Fund notes that Rule 3c-5(b) of the 1940 Act excludes beneficial ownership by “knowledgeable employees” when calculating the number of beneficial owners for purposes of Section 3(c)(1) of the 1940 Act.

5.	Please provide the Staff with a copy of the correspondence from the Small Business Administration (“SBA”) approving the Formation Transactions.

The Fund will provide to the Staff supplementally pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “1933 Act”), a copy of the correspondence from the SBA indicating its conditional approval of the Formation Transactions in connection with the Fund’s initial public offering. The Fund requests that the Staff return such correspondence to the Fund promptly upon completion of the Staff’s review in accordance with Rule 418(b) of the 1933 Act.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Edward P. Bartz, Esq.

September 18, 2013

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Joseph B. Alala, III / Capitala Finance Corp.
John Mahon / Sutherland Asbill & Brennan LLP